

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 21, 2009

via U.S. mail and facsimile

Jerry Dumas, Chief Executive Officer
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N.
Houston, Texas   77043

> RE: Flotek Industries, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2008
>   Form 10-Q for the Fiscal Quarter Ended June 30, 2009
>   Proxy Statement
>   Filed April 29, 2008
>   File No. 000-52423

Dear Mr. Dumas:

We have reviewed your response letter dated October 5, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 28

Results of Operations, page 34

1. We have read your response to prior comment 3 from our letter dated September 14, 2009. Your proposed disclosure states "we utilize the financial measure of income from operations to track our segment performance." If the measure you are referring to above is actually adjusted income from operations (a non-GAAP measure), as presented in your filing, we remind you that titles of non-GAAP measures should not be confusingly similar to GAAP measures. Please revise to clearly and distinctly refer to your non-GAAP measure.

2. You state your non-GAAP measure is used to track your segment performance. We note you adjust your non-GAAP performance measure to eliminate

impairment charges of $67.7 million incurred in 2008 because you believe the impairment will become immaterial to users of your financial statements in the near-term period. We further note from your proposed disclosure that you state "large non-cash impacts to operating income that do not recur are not considered by Management when reviewing segment performance…" However, we note you incurred additional impairment charges of $18.5 million for the six months ended June 30, 2009. Please eliminate any reference to items as non-recurring when they are reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Given this and your proposed disclosure, it does not appear you have fully demonstrated the usefulness of the non-GAAP measure.   Please tell us and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. If you continue to present this measure in future filings, please include the disclosures discussed in Question 8 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, available on our website. Provide us with an example of your intended future disclosure.

Capital Resources and Liquidity, page 41

3. We have read your response to prior comment 4 from our letter dated September 14, 2009. We note you have chosen to no longer disclose capital expenditure by segment because you believe it is not useful to investors. We further note your statement that you believe an investor would be most interested in understanding capital expenditures for a total Company. It is unclear to us how aggregated information would be more useful to an investor, given the fact that it appears capital expenditures are more material to the Drilling Products segment, given your disclosure in the 2008 Form 10-K. At a minimum, in future filings please include a discussion of your short and long-term capital expenditures. This discussion should describe the capital expenditures, quantify the cash needs and the sources of funds to meet such needs. Refer to Section 501.03(a) of the Financial Reporting Codification.

4. In response to prior comment 25, you state you will provide disclosure of actual and required ratios, "provided that the Company believes there is a possibility that a ratio or covenant will be breached within the next reporting period." Please provide this disclosure in future filings whenever future non-compliance is reasonably likely, regardless of when the covenant would be breached (i.e. whether it is likely to occur within the next reporting period or in a subsequent reporting period).

Critical Accounting Policies and Estimates, page 47

5. We note your response to prior comment 7. Based on an evaluation of "qualitative factors," you have "determined that misstatements of relatively small amounts of sales from services outside the logistics division would not have a material effect on the financial statements." The basis for your analysis or its focus on hypothetical "misstatements of relatively small amounts" is not clear. Paragraph 12 of APB Opinion No. 22 requires disclosure of accounting policies "that materially affect the determination of financial position or results of operations." Since sales from services outside of the logistics division represented 6% and 7% of total revenue in 2008 and 2007, it appears these disclosures would be material and useful. Please clarify, if true, exactly how your analysis determined that your revenue recognition policies for these services do not materially affect your results. Also, please supplementally describe your revenue recognition policies for these services. Refer to SAB Topic 13B.

Note 9 – Long-term Debt, page 78

6. We have read your response to prior comment 11 from our letter dated September 14, 2009. You state you are not required to provide condensed consolidating financial information for your subsidiaries that guarantee your debt pursuant to paragraph (f) of Rule 3-10 of Regulation S-X. If condensed consolidating financial information is not required under paragraph (f)(4), your financial statements should include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries other than the subsidiary guarantors are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section. Please revise future filings accordingly.

Exhibit 12 – Ratio of Earnings To Fixed Charges

7. We have read your response to prior comment 14 from our letter dated September 14, 2009. Your proposed disclosure does not disclose the dollar amount of the deficiency. Please revise proposed disclosure to comply with Item 503 of Regulation S-K.

Definitive Proxy Statement

General

8. We note your response to comment 16 in our letter dated September 14, 2009. Please provide information pursuant to 404(b) of Regulation S-K, even if there are no related person transactions to disclose pursuant to Item 404(a) of

Regulation S-K. Also, consider providing the information pursuant to Item 407(e)(4), Compensation Committee Interlocks and Insider Participation, in the governance section of the Schedule 14A instead of the Compensation Discussion and Analysis section.

<u>Compensation Discussion and Analysis, page 11</u>

9. We note your response to comment 17 in our letter dated September 14, 2009. We note disclosure: (a) on revised page 3 that you benchmark each element of compensation and you benchmark total compensation for each named executive officer at a level below the 75th percentile of the peer group, (b) on revised page 4 that Mr. Dumas' annual salary was "in line" with the salaries being paid to chief executive officers in your peer group and (c) on revised page 7 that equity compensation is established consistent with a 50% benchmark or below of the peer group. For each named executive officer, please disclose where you target base salaries and where actual payments fall for each element of compensation within the targeted parameters.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief